Philip B. Schwartz Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

December 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jeffrey P. Riedler, Assistant Director

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed November 15, 2013
File No. 333-170945

Dear Mr. Riedler:

We are responding to the comments contained in your letter to Alicia Grande, Chief Financial Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”), dated November 22, 2013. The comments should be read in connection with the enclosed copy of Post-Effective Amendment No. 2, filed on the date hereof, which has been marked to show changes to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 dated November 15, 2013.

1. Please amend your registration statement to specifically incorporate by reference your Current Report on Form 8-K/A filed October 25, 2013 pursuant to Part I, Item 12(a)(2) of Form S-3.

Company’s Response

The 8-K referenced above has been added to the list of filings incorporated by reference in the Form S-3.

2. The Registration Statement has been updated to add additional disclosure about two additional securities class-action lawsuits that were recently filed against the Company, and updating its disclosure regarding the status of its Phase 3 clinical trial evaluating FirdapseTM for the treatment of Lambert-Eaton Myasthenic Syndrome, or LEMS.

3. The Company has made other clean-up changes to the Registration Statement.

Securities and Exchange Commission

December 2, 2013

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip. B. Schwartz

Philip B. Schwartz